UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2025

Commission file number: 001-41760

ParaZero Technologies Ltd.

(Translation of registrant’s name into English)

1 Hatachana Street

Kfar Saba, 4453001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Annual General Meeting of Shareholders

On July 3, 2025, ParaZero Technologies Ltd. (the “Company”) convened its annual general meeting of shareholders (the “Meeting”). However, the Meeting was adjourned for one hour to the same day and place due to lack of quorum.

At the reconvened Meeting, the Company’s shareholders approved each of the four proposals brought before the Meeting in accordance with the majority required for each proposal.

Dr. Roy Borochov and Ms. Naama Falach Avrahamy will cease to serve as members of the Company’s board of directors following the Meeting.

Each of the proposals was described in the Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders, attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the Securities and Exchange Commission on May 29, 2025.

Press Release

On July 3, 2025, the Company issued a press release titled “ParaZero Receives a Recurring Bulk Order of SafeAir Systems from an Australian Distributor.” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Form 6-K, excluding the press release attached hereto as Exhibit 99.1, is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-278268 and 333-285054) and Form F-3 (File Nos. 333-281443 and 333-275351), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “ParaZero Receives a Recurring Bulk Order of SafeAir Systems from an Australian Distributor”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ParaZero Technologies Ltd.

Date: July 3, 2025	By:	/s/ Boaz Shetzer
		Name:	Boaz Shetzer
		Title:	Chief Executive Officer

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